UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-42466

3 E Network Technology Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

B046 of Room 801, 11 Sixing Street

Huangge Town, Nansha District

Guangzhou, Guangdong Province, PRC

Tel: +86-020-343-29249

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On January 10, 2025, 3 E Network Technology Group Limited (the “Company”) closed its initial public offering (the “IPO”) of 1,250,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276180, “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2023 (as amended), and registration statement on Form F-1MEF (File No. 333-284169, “Form F-1 MEF”) (Form F-1 and Form F-1MEF, together, the “Registration Statements”). The registration statement on Form F-1 was declared effective by the SEC on December 20, 2024, and the registration statement on Form F-1 MEF became effective upon filing on January 7, 2025. The Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “MASK.”

In connection with the IPO, the Company issued a press release on January 8, 2025 announcing the pricing of the IPO and a press release on January 10, 2025 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

Date: January 10, 2025	By:	/s/ Tingjun Yang
		Name:	Tingjun Yang
		Title:	Co-Chief Executive Officer

3